Exhibit 99.1

XChange TEC.INC

RECEIVES NASDAQ MINIMUM BID PRICE DEFICIENCY NOTICE

SHANGHAI, China, November 12, 2024 (PRNewswire) -- XChange TEC.INC (NASDAQ: XHG) (the “Company”), today announced that it has received a notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) dated November 8, 2024 stating that the Company is not in compliance with the requirement to maintain a minimum bid price of $1 per share as set forth under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”) for continued listing on The Nasdaq Capital Market.

Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based upon the closing bid price of the Company’s American Depositary Shares (“ADSs”) for the last 30 consecutive business days, the Company no longer meets this requirement. Normally, a company would be afforded a 180-calendar day period to demonstrate compliance with the Bid Price Rule. However, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), the Company is not eligible for any compliance period specified in Rule 5810(c)(3)(A) due to the fact that the Company effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one. Accordingly, unless the Company requests a hearing before a Hearings Panel (the “Panel”), trading of the Company’s ADSs will be suspended. Accordingly, the Company intends to timely request a hearing before the Panel and such request will automatically stay any suspension or delisting action pending the Panel’s decision of the hearing. There can be no assurance as to the decision of the Panel.

About XChange TEC.INC

XChange TEC.INC, through its subsidiaries and consolidated variable interest entities, operates insurance agency and insurance technology business. The insurance agency is PRC-licensed and operates nationwide in the PRC with a wide range of insurance products underwritten by major insurance companies, including industry leading and/or state-owned property and casualty insurance companies as well as certain regional property and casualty insurance companies in the PRC. The insurance technology business is focused on operating and developing insurance technology in the PRC, including developing SaaS platform to connect consumers and underwriting support.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements include, among others, statements regarding the Company’s plans to regain compliance with Nasdaq Rules for continued listing. The Company’s actual results may differ materially from those expressed in any forward-looking statements as a result of various factors and uncertainties. The reports filed by the Company with the U.S. Securities and Exchange Commission discuss these and other important factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

Luna Guo

E-mail: luna@fenglinju.cn